SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  Schedule 13D**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               Sunterra Corporation
                                 (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                          (Title of Class of Securities)

                                    86787D109
                                  (Cusip Number)

                                J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 15, 1998
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 2,523,100 shares, which constitutes approximately 7.0% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 35,885,279 shares outstanding.
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1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 2,150,700 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,150,700(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,150,700

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  6.0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President and sole Director, Robert M.
     Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,523,100 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,523,100 (1)
Person
With
               10.  Shared Dispositive Power: -0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,523,100 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 7.0%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole Director of Keystone, Inc., with respect to 2,150,700 shares of the Stock.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of common stock, par value $0.01 per share (the "Stock"), of Sunterra Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1875 South Grant Street, Suite 650, San Mateo, California 94402.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Keystone, Inc., a Texas corporation ("Keystone"), and Robert M. Bass ("R. Bass"). Keystone and R. Bass are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     KEYSTONE

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76012. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

     RESIDENCE OR                              PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

R. Bass               201 Main St., Ste. 3100       President of
Keystone              Fort Worth, Texas  76102

J. Taylor Crandall    201 Main St., Ste. 3100       Vice President and
Chief                 Fort Worth, Texas  76102      Operating Officer of
                                               Keystone

David G. Brown        201 Main St., Ste. 3100       Vice President - Finance
    Fort Worth, Texas  76102                        of Keystone

Daniel L. Doctoroff   65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Steven Gruber         65 E. 55th Street             Managing Director of
    New York, NY  10022                             Oak Hill Partners, Inc.

Mark A. Wolfson       201 Main St., Ste. 3100       Vice President of and
    Fort Worth, Texas  76102                        Consultant to Keystone

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
    Fort Worth, Texas 76102                         Controller of BEPCO

Gary W. Reese         201 Main St., Suite 2600      Treasurer of BEPCO
    Fort Worth, Texas 76102

James N. Alexander    201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

Bernard J. Carl       201 Main St., Ste. 3100       Vice President of
    Fort Worth, Texas  76102                        Keystone

John R. Monsky        65 E. 55th Street             Managing Director of
    New York, NY 10022                              Oak Hill Partners, Inc.

    Oak Hill Partners, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Acadia Partners, L.P. ("Acadia"). Acadia is a Delaware limited partnership, formed to invest in public and private debt and equity securities. The principal business address of Oak Hill Partners, Inc. is 65 E. 55th Street, New York, NY 10022.

    BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

    R. BASS

    See above.

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

    Keystone        Working Capital(1)      $28,483,638.48

    R. Bass         Personal Funds (2)      $ 2,892,999.48

    (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

    (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

    The Reporting Persons acquired and continue to hold the Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the Stock in the open market or in private transactions.

    J. Taylor Crandall, an officer of Keystone, serves on the Board of Directors of the Issuer; however, his service on the Board pre-dated the Reporting Persons' investment and is unrelated to the Reporting Persons' investment.

    Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

    (a)

    KEYSTONE

    The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,150,700, which constitutes approximately 6.0% of the outstanding shares of the Stock.

    R. BASS

    Because of his position as sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,523,100 shares of Stock, which constitutes approximately 7.0% of the outstanding shares of Stock.

    To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Stock.

    (b)

    KEYSTONE

    Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,150,700 shares of the Stock.

    R. BASS

    As sole director and President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,523,100 shares of Stock.

    (c) During the past sixty days, the Reporting Persons have purchased shares of Stock in open market transactions on the New York Stock Exchange as follows:

REPORTING                    NO. OF SHARE      PRICE PER
 PERSON         DATE           PURCHASED         SHARE

Keystone      10/14/98        36,000            $ 4.76
Keystone      10/15/98        90,500              5.10
Keystone      10/16/98        49,000              5.78
R. Bass       10/16/98        49,000              5.78
Keystone      10/19/98        49,750              6.62
R. Bass       10/19/98        49,750              6.62
Keystone      10/22/98        93,100              8.32
R. Bass       10/22/98        93,100              8.32
Keystone      10/23/98       180,550              8.34
R. Bass       10/23/98       180,550              8.34

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

    (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

    (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    Except as set forth herein or in the Exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Stock owned by the Reporting Persons.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii).

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  October 26, 1998


                                 KEYSTONE, INC.


                                 By:  /s/ W.R. Cotham
                                       W.R. Cotham,
                                       Vice President



                                  /s/ W.R. Cotham
                                  W.R. Cotham, Attorney-in-Fact for:

                                  ROBERT M. BASS (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the
    Securities and Exchange Commission.
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                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1   Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith